UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

____________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

Financial Statements and Supplemental Information

The Clorox Company Employee Retirement Investment Plan for Puerto Rico
As of December 31, 2021 and 2020 and the Plan Year ended December 31, 2021 with Report of Independent Registered Public Accounting Firm

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Financial Statements and Supplemental Information

As of December 31, 2021 and 2020
and for the Plan Year ended December 31, 2021

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	15

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
The Clorox Company Employee
Retirement Investment Plan for Puerto Rico

Opinion on the Financial Statements

We have audited the financial statements of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (the “Plan”), an employee benefit plan subject to the Employee Retirement Income Security Act of 1974 (ERISA), which comprise the statements of net assets available for benefits as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits of The Clorox Company Employee Retirement Investment Plan for Puerto Rico as of December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Clorox Company Employee Retirement Investment Plan for Puerto Rico and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Clorox Company Employee Retirement Investment Plan for Puerto Rico ability to continue as a going concern for the year ended December 31, 2021.

Management is also responsible for maintaining a current plan instrument, including all plan amendments, administering the plan, and determining that the plan’s transactions that are presented and disclosed in the financial statements are in conformity with the plan’s provisions, including maintaining sufficient records with respect to each of the participants, to determine the benefits due or which may become due to such participants.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks.

Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Clorox Company Employee Retirement Investment Plan for Puerto Rico internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Clorox Company Employee Retirement Investment Plan for Puerto Rico’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Matter—Supplemental Schedule Required by ERISA

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2021 is presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with GAAS.

In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

In our opinion, the information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole, and the form and content are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

/s/ Moss Adams LLP
Campbell, California
June 24, 2022

We have served as the Plan’s auditor since 2013.

	December 31,
	2021	2020
Assets
Investments, at fair value	$19,096,238	$16,906,756
Receivables:
Notes receivable from participants	437,543	386,766
Employers' contributions	292,034	340,356
Total receivables	729,577	727,122
Net assets available for benefits	$19,825,815	$17,633,878

See accompanying notes to the financial statements

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico
Statement of Changes in Net Assets Available for Benefits
For the Plan Year ended December 31, 2021

Additions to (deductions from) net assets attributed to:
Investment and other income:
Interest income and dividends	$524,079
Net appreciation in fair value of investments	1,678,825
Total investment and other income	2,202,904

Contributions:
Participants	463,184
Employers	477,172
Total contributions	940,356

Benefit payments to participants	(920,898)
Plan expenses	(30,425)

Net increase	2,191,937

Net assets available for benefits:
Beginning of year	17,633,878
End of year	$19,825,815

See accompanying notes to the financial statements

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Notes to Financial Statements

December 31, 2021

1. Description of the Plan

The following description of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering most salaried and hourly production employees of Clorox Manufacturing Company of Puerto Rico, Inc. (the “Company”) (previously, The Clorox Company of Puerto Rico) and those affiliates of the Company that adopt the Plan for the benefit of their Puerto Rico resident employees (the “Companies”), except for (i) leased employees and (ii) non-resident aliens with no Puerto Rico source of income, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Employee Benefits Committee (the “Committee”) administers the Plan. Banco Popular de Puerto Rico serves as the Plan’s trustee. Vanguard Group, Inc. (“Vanguard”) serves as the Plan’s record-keeper and custodian.

The Companies maintain a non-leveraged employee stock ownership plan (the “ESOP”). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. If elected, the participants can choose to (i) reinvest the dividends or (ii) receive the dividends in cash. No participant shall be permitted to direct more than 5% of the contributions to be made to the Plan on his or her behalf in the ESOP fund; and no participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant’s account invested in the ESOP fund would exceed 5% of his or her account balance immediately after such transfer or exchange. From January 1, 2007 up to December 31, 2012 the limit was 10%. Prior to January 1, 2007 no limit was implemented; as such, there are certain participants whose investment in the ESOP fund exceeds 10% of their total account balance.

Contributions

Participants may contribute up to 20% of their covered compensation, up to 10% on a pre-tax and after-tax basis, respectively, as defined in the Plan. Generally, covered/eligible compensation consists of regular pay plus most bonuses, overtime and vacation pay.

Pre-tax contributions are subject to a $15,000 limit specified under the Puerto Rico Internal Revenue Code of 2011, as amended, (the “Code”).

Newly eligible participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution, are automatically enrolled in the Plan at a 6% contribution rate.

Employees receive a dollar for dollar employer matching contribution up to a maximum of 4% of eligible compensation. Participants need to have completed one year of service to receive the match. Matching contributions are funded each pay period.

Eligible participants also receive a non-elective employer contribution. Participants must have completed one year of service and be an active employee at the end of the Plan year to be able to receive the non-elective employer contribution. The non-elective employer contribution is equal to 6% of eligible compensation during the plan year. The non-elective employer contribution is funded during the quarter subsequent to the Plan year end. See “Vesting” section for more information.

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Investment Options

Participants direct investment of their contributions and the Companies’ contributions into the various investment options offered by the Plan. The Plan offers investments in The Clorox Company’s common stock, mutual funds, common collective trust funds and a money market fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of: (a) Company contributions and (b) Plan earnings. Allocations are based on participant’s eligible compensation for the employer match and employer non-elective contributions and investment balance for investment earnings. At the discretion of the Committee, forfeited balances of terminated participants’ non-vested accounts may be used to pay Plan expenses, to reduce the Companies’ contributions to the Plan, or to restore forfeited accounts of previously terminated participants who subsequently resumed employment with the Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are always fully vested in their individual contributions, the Companies’ matching contributions, and actual earnings thereon.

The non-elective employer contributions account will vest in accordance with the following schedule:

Years of Service	Percentage
1	0%
2	20%
3	40%
4	66%
5	100%

Participants become immediately vested in the non-elective employer contribution upon reaching age 60 while employed by the Companies, at death, or upon termination of employment due to permanent disability.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant’s account upon death, permanent disability, or termination of employment. The Plan also provides for installment distributions in limited instances. Hardship withdrawals are permitted if certain criterion are met.

Notes Receivable from Participants

Participants may obtain up to two loans for a minimum of $1,000 each and a maximum amount equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months, or 50% of the participant’s vested account balance. Loan terms range from 1 to 5 years, or up to 15 years if the proceeds are used for the purchase of a primary residence. The loans are secured by the balance of the participant’s account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest is repaid ratably through payroll deductions. Outstanding notes receivable at December 31, 2021 carry interest rates ranging from 4.25% to 6.50%.

Plan Termination

Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses

The Companies pay substantially all administrative expenses except for certain investment fees and loan fees, which are deducted from the affected participant’s account. Quarterly recordkeeping fees are also deducted from participants’ accounts.

Forfeitures

Amounts forfeited for each Plan year are used to reduce the Companies’ contributions. The unallocated forfeitures related to non-vested accounts at December 31, 2021 and 2020 are $8,985 and $7,170, respectively. The Companies used $6,300 and $43,000 of forfeitures to reduce the Companies’ non-elective employer contributions for the Plan years ended December 31, 2021 and 2020, respectively. Non-elective employer contributions are made subsequent to the Plan year end.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with Accounting Principles Generally Accepted in the United States of America (U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for further discussion of fair value measurements.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments consists of both the realized gains and losses and unrealized appreciation and depreciation of those investments.

Benefit Payments to Participants

Benefit payments to participants are recorded upon distribution. As of December 31, 2021 and 2020, no significant amounts were due to participants who had requested distributions prior to the Plan’s year ends.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document. No allowance for credit losses has been recorded as of December 31, 2021 or 2020.

Risk and Uncertainties

The Plan provides for various investment options in common stock, mutual funds, common collective trust funds and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, the statement of changes in net assets available for benefits and participant account balances.

3. Party-in-Interest Transactions

Certain Plan assets are in investment funds managed by Vanguard, the custodian of the Plan’s assets; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines. Any purchases and sales of these investments are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Fees paid by the Plan to the custodian for the investment management and recordkeeping services amounted to $30,793 for the year ended December 31, 2021.

In addition, a portion of the Plan's assets are participant directed investments in The Clorox Company common stock. As the Companies are subsidiaries of The Clorox Company, the Plan transactions involving The Clorox Company common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA. During the Plan year ended December 31, 2021, the Plan purchased or received approximately $7,116 and sold or distributed approximately $2,793 of the Company’s common stock.

4. Income Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury Department dated May 3, 2013, stating that the Plan meets the requirements of section 1081.01 (d) of the Code and that the trust established thereunder will be entitled to exemption from local income taxes. Subsequent to this determination by the Puerto Rico Treasury Department, the Plan was amended. The Plan administrator believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position meets certain recognition thresholds or measurement standards defined by U.S. GAAP. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2021, there are no uncertain positions taken or expected to be taken. The Plan recognized no interest or penalties related to uncertain tax positions. The Plan may be subjected to routine audits by the taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability’s classification is based on the lowest level of input that is significant to the fair value measurement.

Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 –	Quoted market prices in active markets for identical assets or liabilities.
Level 2 –	Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3 –	Unobservable inputs reflecting management’s own assumptions

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds: Valued at quoted market prices of shares held by the Plan at year-end.

Company’s common stock: Valued at the last reported sales price on the last business day of the Plan year.

Common collective trust funds: Valued using the market approach at a net asset value per share (“NAV” as a practical expedient) determined by the portfolio’s sponsor based on the fair value of underlying investments held by the fund on the last business day of the Plan year. These are not classified in the fair value hierarchy table. The fair values are included in the table to allow reconciliation of the fair value hierarchy to the fair value of investments per the statements of net assets available for benefits.

The stable value common collective trust fund measured at net asset value may impose, in its sole discretion, a prior notice period of up to 12 months for any plan initiated withdrawal of assets. The fund may also require that within 90 days from withdrawal from the fund, money from the fund cannot be invested directly into a competing fund, such as a money market fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020:

	Assets at Fair Value as of December 31, 2021
	Level I	Level II	Total
Mutual funds	$15,207,101	$-	$15,207,101
Company's common stock	806,374	-	806,374
Total assets in the fair value hierarchy	16,013,475	-	16,013,475
Common collective trust funds measured
at NAV, practical expedient			3,082,763
Investments at fair value			$19,096,238

	Assets at Fair Value as of December 31, 2020
	Level I	Level II	Total
Mutual funds	$13,088,613	$-	$13,088,613
Company's common stock	918,823	-	918,823
Total assets in the fair value hierarchy	14,007,436	-	14,007,436
Common collective trust funds measured
at NAV, practical expedient			2,899,320
Investments at fair value			$16,906,756

Note 6 – Subsequent events

Subsequent to December 31, 2021, financial markets continued to be volatile. As a result, the Plan’s investments incurred a decline in fair value since December 31, 2021. However, because the values of the Plan’s individual investments have and will continue to fluctuate in response to changing market conditions, the amount of losses or gains that will be recognized in subsequent periods, if any, cannot be determined.

Supplemental Information

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

EIN: 31-0595760 – Plan Number: 007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2021

	(b) Identity of issue,	(c) Description
	(a) Borrower, Lessor, or Similar Party	of Investment	(e) Current value

	EV Atl Cap SMID-Cap R6	Mutual fund	822,487
	MFS Inst Internatl E	Mutual fund	233,909
	Northern Glob Sus Ind Fd K	Mutual fund	2,937
*	Vanguard Inst Idx Inst Plus	Mutual fund	3,107,763
*	Inst Target Ret 2015 Fund	Mutual fund	24,221
*	Inst Target Ret 2025 Fund	Mutual fund	1,082,581
*	Inst Target Ret 2030 Fund	Mutual fund	361,072
*	Inst Target Ret 2035 Fund	Mutual fund	2,866,422
*	Inst Target Ret 2040 Fund	Mutual fund	562,631
*	Inst Target Ret 2045 Fund	Mutual fund	2,846,021
*	Inst Target Ret 2050 Fund	Mutual fund	202,425
*	Inst Target Ret 2055 Fund	Mutual fund	60,234
*	Inst Target Ret Income Fund	Mutual fund	104,588
*	Vanguard Total Bond Mkt InstP	Mutual fund	1,399,807
*	Vanguard Total Intl Stk Inst	Mutual fund	1,530,003
			15,207,101

	MetWest Total Return Bond	Common collective trust fund	22,995
	SS SmallMidCap ClassIICIT	Common collective trust fund	1,491,218
	TRP Growth St Tr Cl B	Common collective trust fund	959,152
	WF Stable Value Fund E	Common collective trust fund	609,398
			3,082,763

*	The Clorox Company Common Stock	Common stock	806,374

*	Participant Loans	Interest rates ranging from 4.25 to 6.50%	437,543

	Total investments		$19,533,781

* Represents a party-in-interest to the Plan
Note: Column (d) Cost is not presented as all investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
EMPLOYEE RETIREMENT
INVESTMENT PLAN
FOR PUERTO RICO

Date: June 27, 2022	/s/ Angela Hilt
Angela Hilt
Senior Vice President – Chief Legal Counsel

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Moss Adams LLP